Exhibit 99.1

Medicine Man Technologies Reports Full Year 2017 Results

Denver, CO, March 27, 2018 -- Medicine Man Technologies Inc. (OTCQB: MDCL), one of the United States' leading cannabis branding and consulting companies, today reported financial results for the year ended December 31, 2017.

Financial Highlights, 12 Months of Operations:

•	Revenues increased by 459% to $3,529,584 in fiscal 2017, from $631,456 in 2016, driven by growth in all core segments, including licensing fees, consulting fees and product sales. Results reflect strong organic growth as well as the contributions of Pono Publications, Success Nutrients and Denver Consulting Group, which were acquired during fiscal 2017;
•	Total Shareholder Equity increased to $10,739,160 as of December 31, 2017, from $(376,326) as of December 31, 2016;
•	At December 31, 2017, the Company’s cash position was $748,715, compared with $351,524 at December 31, 2016;
•	The Company secured $1.6 million in new equity capital and has retired the balance of its convertible debt totaling $990,000

Business Highlights, 12 Months of Operations:

•	The Company completed and fully integrated three acquisitions: Pono Publications, Success Nutrients, and the Denver Consulting Group;
•	Josh Haupt appointed Chief Cultivation Officer; subsequently promoted to Chief Revenue Officer in January 2018;
•	Jonathan Sandberg appointed Chief Financial Officer;
•	The Company served 47 active clients in fiscal year 2017, more clients overall than it had generated since its inception in April of 2014.

Brett Roper, Co-Founder and Chief Executive Officer of Medicine Man Technologies, commented on the Company’s operational achievements: “2017 was a transformational year for Medicine Man, as we built upon an already strong foundation by acquiring several, revenue-producing companies and created new product and service lines. The integration of these companies, as well as strong organic growth, drove increasing revenues throughout the year, culminating in record Q4 2017 revenues of $1.178 million and validating our ‘brand warehouse’ strategy. Our fiscal year 2017 revenues demonstrated strong quarter on growth, reaching $3.53 million and representing 459% year-over-year growth. Core licensing revenues were supported by revenues from Success Nutrients and Pono Publications, which contributed to the last nine months of the year, post-acquisition. We expect our acquisitions as well as our newly developed Cultivation Max program, which monetizes our optimization of a facility's yield, consistency, quality, and efficiency to maximize its full potential, to contribute a higher proportion of our revenue mix moving forward in FY 2018.”

Andy Williams, Co-Founder and Chairperson of the Board added, “We are entering into 2018 with strong momentum as a fully-integrated company that can execute on its strategic objectives, backed by industry-leading products and services, and most importantly, experienced and qualified personnel. During 2017, Medicine Man expanded its employee headcount to 21, from 4 at the end of 2016. Among these key hires was Joshua Haupt, who was appointed Chief Cultivation Officer following the acquisition of his Pono Publications and Success Nutrients businesses in 2017, and subsequently promoted to Chief Revenue Officer in early 2018. In addition, the growth of the organization supported the hiring of a full-time Chief Financial Officer, and we were pleased to add Jonathan Sandberg to fill that role mid-year. With this accomplished team in place, we believe we are well positioned to expand both our domestic and international footprint and expect the shift toward widespread legalization in the cannabis market globally, to continue to create more opportunities for Medicine Man to build value for shareholders.

Mr. Williams concluded, “We see an increasing number of cannabis cultivation, production and retail companies entering the market, as favorable sentiment towards the legalization of cannabis for both medical and adult-use continues to climb. This is reflected in our expanding new client pipeline. Our differentiated services help cannabis companies to manage their political risk, their production risk, and measurably improve their business performance to create sustainable value for their customers and stakeholders. We believe this business model offers a unique way to participate in the industry’s growth as it is one of the few that can flourish in both volatile and stable markets, both domestically and globally, with scale, and across most industry verticals. Drawing on a combination of industry expertise, proprietary products, and our industry network, we will continue to provide our clients with the same high level of service as we grow our reputation as a premier partner to the emerging cannabis market.”

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Conference Call

Medicine Man’s management, led by Brett Roper, co-Founder and Chief Executive Officer, will hold a conference call to review the results at 11:00 AM ET (9:00 AM MT) tomorrow, Wednesday, March 28, 2018.

The dial-in information for the conference call is as follows:

Program Title: Medicine Man Technologies Full-Year 2017 Earnings Call

Canada & U.S.: (877) 407-9716

International: (201) 493-6779

Participants must request the Medicine Man Technologies Call.

A live audio webcast can be found at http://public.viavid.com/index.php?id=128832, and will be available on Medicine Man’s website at www.medicinemantechnologies.com, where it will be archived.

Mr. Roper will be answering shareholder questions at the end of the call. Should you have questions prior to the conference call, please send an email to MDCL@kcsa.com with ‘Medicine Man Question’ in the subject line. Mr. Roper will answer as many questions as time will allow.

An audio replay of the conference call will be available through midnight April 11, 2018 by dialing +1 (844) 512-2921 from the U.S. or Canada, or +1 (412)-317-6671 from international locations, Conference ID: 13677785.

To be added to the Medicine Man email distribution list, please email, MDCL@kcsa.com with ‘MDCL’ in the subject line.

About Medicine Man Technologies, Inc.

Established in March 2014, the Company secured its first client/licensee in April 2014. To date, the Company has provided guidance for several clients that have successfully secured licenses to operate cannabis businesses within their state. The Company currently has active clients in California, Iowa, Oregon, Colorado, Nevada, Illinois, Michigan, Arkansas, Pennsylvania, Florida, Ohio, Maryland, Massachusetts, Puerto Rico, Canada, Australia, Germany, and South Africa. We continue to focus on working with clients to 1) utilize its experience, technology, and training to help secure a license in states with newly emerging regulations, 2) deploy the Company's highly effective variable capacity constant harvest cultivation practices through its deployment of Cultivation MAX, and eliminate the liability of single grower dependence, 3) avoid the costly mistakes generally made in start-up, 4) stay engaged with an ever expanding team of licensees and partners, all focused on quality and safety that will "share" the ever-improving experience and knowledge of the network, and 5) continuing the expansion of our Brands Warehouse concept through entry into industry based cooperative agreements and pursuing other acquisitions as they prove suitable to our overall business development strategy.

Visit us at www.medicinemantechnologies.com

Safe Harbor Statement

This press release may contain forward looking statements which are based on current expectations, forecasts, and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those anticipated or expected, including statements related to the amount and timing of expected revenues and any payment of dividends on our common and preferred stock, statements related to our financial performance, expected income, distributions, and future growth for upcoming quarterly and annual periods. These risks and uncertainties are further defined in filings and reports by the Company with the U.S. Securities and Exchange Commission (SEC). Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to several factors detailed from time to time in our filings with the Securities and Exchange Commission. Among other matters, the Medicine Man Technologies may not be able to sustain growth or achieve profitability based upon many factors including, but not limited to, general stock market conditions. Reference is hereby made to cautionary statements set forth in the Company's most recent SEC filings. We have incurred and will continue to incur significant expenses in our expansion of our existing and new service lines, noting there is no assurance that we will generate enough revenues to offset those costs in both the near and long term. Additional service offerings may expose us to additional legal and regulatory costs and unknown exposure(s) based upon the various geopolitical locations where we will be providing services, the impact of which cannot be predicted at this time.

Contact Information:

KCSA Strategic Communications

MDCL@kcsa.com

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